VIA EDGAR CORRESPONDENCE

March 14, 2025

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Valeria Franks

Rufus Decker

Re:	Sphere Entertainment Co.

Form 10-KT for Transition Period Ended December 31, 2024

Filed March 3, 2025

File No. 001-39245

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 6, 2025, concerning the Transition Report on Form 10-KT for Transition Period Ended December 31, 2024 (the “10-KT”) of Sphere Entertainment Co. (“the Company”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the 10-KT, and references herein to page numbers and section headings refer to page numbers and section headings in the 10-KT, as noted.

Form 10-KT for Transition Period Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow Discussion, page 76

1.

Please revise your analysis of cash flow changes to explain the underlying business reasons for material changes between periods in your operating cash flows. For example, discuss the underlying business reasons for material changes in working capital line items between periods, including, but not limited to, accounts receivable, prepaid expenses and other current and non-current assets as well as accounts payable, accrued and other current and non-current liabilities. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response: In response to the Staff’s comment, in future filings, the Company will revise its analysis of cash flow changes to explain the underlying business reasons for material changes in operating cash flows between periods. The information provided below reflects an updated sample disclosure showing what the Company plans to disclose starting with its first quarter 2025 Quarterly Report on Form 10-Q.

Net cash provided by (used in) operating activities for the six months ended December 31, 2024 increased by $89,065 to $40,827 as compared to the six months ended December 31, 2023. The increase in net cash provided by operating activities was primarily due to a full six months of activities at Sphere in Las Vegas as compared to approximately three months of activities in the prior year period, due to the opening of the Sphere in Las Vegas in September 2023.

The changes in net cash provided by (used in) assets and liabilities were primarily driven by (i) an increase in net cash provided by operating activities related to Accounts receivable, net of $141,626, primarily as a result of an increase in cash collections from ticket sales for The Sphere Experience and other live events, as well as cash collections from Exosphere advertising; (ii) a decrease in net cash used for Related Party receivables and payables, net of $15,633, due to the timing and settlement of the underlying related party transactions; (iii) an increase in net cash used for Prepaid expenses and other current and non-current assets of $41,120, primarily for the development of the Company’s original immersive production content and other related assets, which are capitalized within Other non-current assets in the accompanying consolidated balance sheet; (iv) an increase in net cash provided by operating activities related to Accounts payable of $26,353, primarily as a result of the timing of payments to vendors, payments to whom were greater in the prior year period leading up to the opening of the Sphere in Las Vegas in September 2023; (v) an increase in net cash provided by operating activities related to Accrued and other current and non-current liabilities of $38,222, primarily as a result of timing of settlements with promoters; and (vi) a decrease in net cash provided by operating activities related to deferred revenue of $26,532, which was driven by the timing of cash receipts partially offset by the timing of revenue generating activities, both of which were impacted by the opening of the Sphere in Las Vegas in September 2023. At June 30, 2023, there was less deferred revenue related cash receipt activity as the venue had not opened and, as a result, the deferred revenue balance of $27,337 was significantly less than the balance as of June 30, 2024 of $80,404. From June 30 to December 31 of both years cash continued to be received and revenue generating activities occurred, resulting in changes to the deferred revenue balances and ending balances of $91,794 and $78,381 as of December 31, 2024 and 2023, respectively.

The net increases driven by changes in assets and liabilities were partially offset by a larger net loss of $231,233 in the current year period, compared to a net loss of $106,823 in the prior year period, as adjusted by larger net adjustments of $206,384 in the current year period, compared to $149,770 in the prior year period, to reconcile the net loss to net cash provided by operating activities, each of which were primarily driven by a full six months of operations in the current year period as compared to a partial prior year period (refer to Management’s Discussion and Analysis Business Segment Results for further detail pertaining to the Company’s operating results).

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-11

2.	Please present changes in accounts payable pertaining to operating activities separately from accrued and other current and non-current liabilities. Refer to ASC 230-10-45-29.

Company Response: In response to the Staff’s comment regarding presenting changes in accounts payable pertaining to operating activities separately from accrued and other current and non-current liabilities, the Company has considered the guidance of ASC 230-10-45-29 and respectfully advises the Staff that the Company will revise the presentation of its consolidated statement of cash flows to provide for the separate presentation of accounts payable from operating activities from accrued and other current and non-current liabilities, beginning with its first quarter 2025 Quarterly Report on Form 10-Q. For example, for the six months ended December 31, 2024 and 2023, the change in Accounts payable equaled $14,731 and ($11,622), respectively, and the change in Accrued and other current and non-current liabilities equaled ($4,189) and ($42,411), respectively.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert H. Langer at (212) 631-5728.

Sincerely,

/s/ Robert H. Langer
Robert H. Langer
Executive Vice President, Chief Financial Officer and Treasurer Sphere Entertainment Co.

cc:	Gregory Brunner, Sphere Entertainment Co.

Robert W. Downes, Esq., Sullivan & Cromwell LLP